

April 19, 2013

Via U.S. mail
Jean Mann
Chief Executive Office
Multi-Corp International Inc.
3651 Lindell Road, Suite D414
Las Vegas, NV 89103

> **Re:** **Multi-Corp International Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 18, 2013**
> **File No. 000-54252**

Dear Mrs. Mann:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed April 18, 2013

1.   We note that the audit reports issued by DNTW Chartered Accountants, LLP, dated April 16, 2012 and April 5, 2011, on your financial statements for the fiscal years ended December 31, 2011 and 2010 contained explanatory paragraphs regarding your ability to continue as a going concern. Please amend your filing to disclose such explanatory paragraphs as modification of the audit report required by Item 304(a)(1)(ii) of Regulation S-K. We also refer you to the guidance at Division of Corporation Finance Compliance and Disclosure Interpretations Question 111.05, which can be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2.   We remind you to provide a letter furnished by DNTW Chartered Accountants, LLP regarding its concurrence or disagreement with the statements made by you in your amended Item 4.01 Form 8-K. We refer you to the guidance at Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3335 with any questions.

Sincerely,

/s/ Suying Li

Suying Li
Staff Accountant